Mail Stop 6010

June 16, 2005

Mr. James B. Boyd
Chief Financial Officer
ESS Technology, Inc.
48401 Fremont Boulevard
Fremont CA 94538

RE: ESS Technology, Inc.
 Form 10-K for the fiscal year ended December 31, 2004
      Filed March 16, 2005
 File No. 0-26660

Dear Mr. Boyd:

 We have completed our review of your Form 10-K and related
filings and do not, at this time, have any further comments.


        Sincerely,


        Martin F. James
        Senior Assistant Chief
Accountant